Exhibit 23.1

Consent of Ernst & Young LLP, Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 26, 2003, in the Registration Statement (Form S-4) and related Prospectus of Massey Energy Company for the registration of up to $360 million of 6.625% Senior Notes due 2010.

We also consent to the incorporation by reference therein of our report dated March 26, 2003, with respect to the consolidated financial statements and schedules of Massey Energy Company included in its Annual Report (Form 10-K), as amended, for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, Virginia

February 6, 2004